DEBEVOISE & PLIMPTON

919 Third Avenue
New York, NY 10022
Tel 212 909 6000
Fax 212 909 6836
www.debevoise.com

40-33

March 14, 2003

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Office of Filings

File No.: 811-10593

Enclosed is a copy of a complaint filed by Morgan Stanley Alternative Investment Partners LP on behalf of the Morgan Stanley Institutional Fund of Hedge Funds LP.

This filing is being made pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Jennifer Anne Spiegel

Jennifer Anne Spiegel

Enclosure

cc: Mr. Wayne M. Carlin, Regional Director

21487667v2

SUMMONS - CIVIL
(Except Family Actions)
JD-CV-1 Rev. 1-2000
C.G.S. 51-346, 51-347, 51-349, 51-350, 52-45a

SUPERIOR COURT

"X" ONE OF THE FOLLOWING
Amount, legal interest or property in demand, exclusive of interest and costs is:

- [ ] less than $2,500
- [ ] $2,500 through $14,999.99
- [x] $15,000 or more

("X" if applicable)
- [x] *Claiming other relief in addition to or in lieu of money or damages.*

INSTRUCTIONS

1. *Prepare on typewriter, sign original summons and conform all copies of the summons.*
2. *Prepare or photocopy conformed summons for each defendant.*
3. *Attach the original summons to the original complaint, and attach a copy of the summons to each copy of the complaint. Also, if there are more than 2 plaintiffs or 4 defendants prepare form JD-CV-2 and attach it to the original and all copies of the complaint.*
4. *After service has been made by officer, file original papers and officer's return with the clerk of court.*
5. *The party recognized to pay costs must appear personally before the authority taking the recognizance.*
6. *Do not use this form for actions in which an attachment, garnishment or replevy is being sought. See Practice Book Section 49 for other exceptions.*

TO: Any proper officer; BY AUTHORITY OF THE STATE OF CONNECTICUT, you are hereby commanded to make due and legal service of this Summons and attached Complaint

RETURN DATE *(Must be a Tuesday)*: February 18, 2003

[x] JUDICIAL DISTRICT [ ] HOUSING SESSION [ ] GA NO.	AT *(Town in which writ is returnable)(C.G.S. 51-346, 51-349)* Stamford/Norwalk at Stamford	CASE TYPE *(See JD-CV-1c)* Major Minor
ADDRESS OF COURT CLERK WHERE WRIT AND OTHER PAPERS SHALL BE FILED *(No., street, town and zip code)(C.G.S. 51-347, 51-350)* 123 Hoyt Street, Stamford, CT 06905		TELEPHONE NUMBER (with area code) 203-965-5308

PARTIES	NAME AND ADDRESS OF EACH PARTY *(No., street, town and zip code)*	NOTE: *Individual's Names Last, First, Middle Initial* [ ] Form JD-CV2 attached	PTY NO
FIRST NAMED PLAINTIFF	Morgan Stanley Alternative Investment Partners LP	One Tower Bridge 100 Front Street West Conshohocken, PA 19428	01
Additional Plaintiff			02
FIRST NAMED DEFENDANT	Lancer Partners LP	375 Park Avenue New York, NY 10152	50
Additional Defendant	Lancer Mangement Group II, LLC	375 Park Avenue New York, NY 10152	51

NOTICE TO EACH DEFENDANT

1. You are being sued.
2. This paper is a Summons in a lawsuit.
3. The Complaint attached to these papers states the claims that each Plaintiff is making against you in this lawsuit.
4. To respond to this Summons, or to be informed of further proceedings, you or your attorney must file a form called an "Appearance" with the Clerk of the above-named Court at the above Court address on or before the second day after the above Return Date.
5. If you or your attorney do not file a written "Appearance" form on time, a judgment may be entered against you by default.
6. The "Appearance" form may be obtained at the above Court address.
7. If you believe that you have insurance that may cover the claim that is being made against you in this lawsuit, you should immediately take the Summons and Complaint to your insurance representative.
8. If you have questions about the Summons and Complaint, you should consult an attorney promptly. The Clerk of Court is not permitted to give advice on legal questions.

DATE	SIGNED *(Sign and "X" proper box)*		TYPE NAME OF PERSON SIGNING AT LEFT
2/4/03	[signature]	[x] Comm. of Superior Court [ ] Assistant Clerk	Kathleen D. Warner

FOR THE PLAINTIFF(S) PLEASE ENTER THE APPEARANCE OF:

NAME AND ADDRESS OF ATTORNEY, LAW FIRM OR PLAINTIFF IF PRO SE *(No., street, town and zip code)*	TELEPHONE NO.	JURIS NO. *(If atty or law firm)*
Day, Berry & Howard, LLP, One Canterbury Green, Stamford, CT 06901	(203) 977-7300	14230

NAME AND RESIDENCE OF PERSON RECOGNIZED TO PROSECUTE IN THE AMOUNT OF $250 *(No. street, town and zip)*	SIGNATURE OF PLAINTIFF IF PRO SE
Elsie W. Patrick, 22 Edgerton Street, Darien, CT 06820	

# PLFS.	# DEFS.	# CNTS.	SIGNED *(Official taking recognizance; "x" proper box)*		For Court Use Only
1	2	4	Elsie W. Patrick [signature]	[x] Comm. of Superior Court [ ] Assistant Clerk	FILE DATE

IF THIS SUMMONS IS SIGNED BY A CLERK:
a. The signing has been done so that the Plaintiff(s) will not be denied access to the court.
b. It is the responsibility of the Plaintiff(s) to see that service is made in the manner provided by law.
c. The Clerk is not permitted to give any legal advice in connection with any lawsuit.
d. The Clerk signing this Summons at the request of the Plaintiff(s) is not responsible in any way for any errors or omissions in the Summons, any allegations contained in the Complaint, or the service thereof.

I hereby certify I have read and understand the above:	SIGNED *(Pro Se Plaintiff)*	DATE SIGNED	DOCKET NO.

RETURN DATE: FEBRUARY 18, 2003	)	
	)	
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP,	)	SUPERIOR COURT
	)	
Plaintiff,	)	JUDICIAL DISTRICT OF STAMFORD/NORWALK
	)	
- against -	)	AT STAMFORD
	)	
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC,	)	January 28, 2003
	)	
Defendants.	)	

Plaintiff Morgan Stanley Alternative Investment Partners LP ("AIP"), on behalf of and as general partner of Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP, by and through its undersigned attorneys, Day, Berry & Howard, for its complaint herein, alleges as follows:

Nature of the Action

1. This is an action for damages and declaratory and injunctive relief arising out of breaches by Defendant Lancer Management Group II, LLC ("Lancer") and Defendant Lancer Partners, Limited Partnership (the "Lancer Fund") of their contractual and statutory obligations under a Limited Partnership Agreement ("Partnership Agreement,"), which Morgan Stanley Liquid Markets Fund I LP and Morgan Stanley Institutional Fund of Hedge Funds LP joined as limited partners on October 1, 2001 and July 1, 2002.

2. Under the Partnership Agreement, Lancer agreed to distribute annual audited financial statements to the limited partners, and to provide access to the books and records of the Lancer Fund upon written notice.

3. Defendants have failed to distribute an audited financial statement for the year ending December 31, 2001 and have denied plaintiff its right to access to the books and records of the Lancer Fund.

The Parties

4. Plaintiff AIP is a limited partnership organized under the laws of the state of Delaware with its principal place of business in West Conshohocken, PA.

5. On information and belief, Defendant Lancer Fund is a limited partnership organized under the laws of the state of Connecticut with its principal place of business in New York, New York.

6. On information and belief, Defendant Lancer is a limited liability company organized under the laws of the state of Connecticut with its principal place of business in New York, New York.

Jurisdiction and Venue

7. Jurisdiction is conferred by Conn. Gen. Stat. § 52. Defendants are domiciled in Connecticut and AIP's claims arise out of acts and transactions that took place in Connecticut. Moreover, Defendants, in Section 14.06 of the Partnership Agreement, agreed that "any action or

proceeding [t]hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County."

8. Venue is proper pursuant to Conn. Gen. Stat. § 51-345, because Defendants, in Section 14.06 of the Partnership Agreement, agreed that "any action or proceeding [t]hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County."

9. Section 14.05 of the Partnership Agreement provides that the Partnership Agreement "shall be construed in accordance with and governed by the laws of the State of Connecticut."

The Partnership Agreement

10. The Partnership Agreement, dated November 24, 1997, established the Lancer Fund as a limited partnership, consisting of Lancer as general partner and certain limited partners, pursuant to the Connecticut Uniform Limited Partnership Act, Conn. Gen. Stat. § 34-9 *et seq.* (the "Act"). Partnership Agreement § 1.01. A true and correct copy of the Partnership Agreement is attached hereto as Exhibit A.

11. AIP entered into the Partnership Agreement on behalf of and as general partner of Morgan Stanley Liquid Markets Fund I LP on October 1, 2001 as a limited partner, as provided by Section 8.01 of the Partnership Agreement.

12. AIP entered into the Partnership Agreement on behalf of and as general partner of Morgan Stanley Institutional Fund of Hedge Funds LP on July 1, 2002, as a limited partner, as provided by Section 8.01 of the Partnership Agreement.

13. The purpose of the Lancer Fund was to "serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities." Partnership Agreement § 1.03.

14. The parties to the Partnership Agreement agreed that Lancer, as general partner, would have the exclusive authority to make investments on behalf of the Lancer Fund. Partnership Agreement § 3.01.

15. Lancer agreed to keep books, financial and tax records relating to the Lancer Fund, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto, at its offices and make them available to any limited partner upon written request.

16. In particular, Section 3.07 of the Partnership Agreement provides that such records "shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during business hours upon prior written notice." Section 5.04 of the Partnership Agreement further provides, in pertinent part:

> Each Limited Partner shall have the same right as the General Partner . . . to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all actions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable.

17. Lancer also agreed to distribute an annual audited financial statement to each limited partner. Section 3.07 of the Partnership Agreement provides, in relevant part, (emphasis added):

> The General Partner shall cause to be prepared and distributed *as soon as practicable following the end of each Partnership Fiscal Year* an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied.

18. Section 1.05 of the Partnership Agreement provides that "the fiscal year of the Partnership shall end on December 31 of each year," unless changed by the General Partner.

Connecticut Uniform Limited Partnership Act

19. Section 34-13c of the Act provides, in relevant part, that "[e]ach limited partnership shall keep … (1) A current list of the full name and last known business address of each partner set forth in alphabetical order …[and] (4) copies of any then effective written partnership agreements and of any financial statements of the limited partnership for the three most recent years…"

20. Section 34-18 of the Act states that each limited partner of a limited partnership is entitled to "(1) Inspect and copy any of the partnership records required to be maintained by section 34-13c and (2) Obtain from the general partners from time to time on reasonable demand (i) true and full information regarding the state of the business and financial condition of the limited partnership..."

portfolio that was provided, it discovered material discrepancies between the Lancer Fund's records and information provided by the third-party custodian, Bank of America. In addition, AIP was unable to confirm information about other substantial investments held by the Lancer Fund.

26. In the midst of AIP's review, Lancer suddenly and without explanation denied AIP access to the information it was seeking. Specifically, Bank of America declined to provide further information to AIP about the securities it held as custodian for the Lancer Fund without further authorization from Lancer, which Lancer refused to provide. In addition, because Lancer made available only incomplete information about other significant holdings of the Lancer Fund, AIP's attempts to verify the data were impeded and frustrated.

27. Defendants' pattern of non-cooperation, non-responsiveness and non-performance of their statutory and contractual obligations to provide financial statements and access to the books and records of the Lancer Fund has caused serious concerns about Lancer's performance of its obligations under the Partnership Agreement. AIP must have complete access to the information about the Lancer Fund to which it is entitled in order to make informed decisions about the appropriate actions to take on behalf of its funds and their investors.

First Cause of Action

(For Declaratory Judgment)

28. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

29. By failing to provide an annual audited financial statement for the year ending December 31, 2001 and by refusing to honor Plaintiff's request for a copy of the schedule listing the limited partners and for access to the books and records of the Lancer Fund, Defendants have breached the Partnership Agreement and violated Section 34-18 of the Act.

30. By virtue of the foregoing, Plaintiff is entitled to a declaratory judgment that Defendants have breached their obligations under the Partnership Agreement and violated Section 34-18 of the Act.

Second Cause of Action

(For Writ of Mandamus Requiring Defendants to Provide 2001 Financial Statement)

31. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

32. Pursuant to Section 3.07 of the Partnership Agreement, Defendants are required to provide Plaintiff with an annual audited financial statement for the Lancer Fund.

33. Defendants have refused and failed to provide an audited financial statement for the year ending December 31, 2001.

34. Plaintiff is therefore entitled to a temporary and permanent Writ of Mandamus requiring Defendants to provide it with an audited financial statement for the year ending December 31, 2001.

Third Cause of Action

(For Writ of Mandamus Requiring Defendants to Allow Access)

35. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

36. Pursuant to Section 5.04 of the Partnership Agreement and Section 34-18 of the Act, Plaintiff is entitled to inspect and examine the books and records kept by Lancer relating to the Lancer Fund, as well as the certificate and schedule listing the limited partners, and to receive on demand true and full information regarding the business and financial condition of the Lancer Fund.

37. Defendants have provided only limited and incomplete access to the books and records relating to the Lancer Fund.

38. Plaintiff is therefore entitled to a temporary and permanent Writ of Mandamus requiring Defendants to provide it with immediate and complete access to the Lancer Fund's books and records, and to the certificate and schedule listing the limited partners.

Fourth Cause of Action

(Breach of the Partnership Agreement)

39. Plaintiff realleges and incorporates by reference the allegations contained in paragraphs 1 through 27 inclusive, as though each were fully set forth herein.

40. The Partnership Agreement, which is a valid and binding contract between the parties, requires Lancer to distribute an annual audited financial statement to each limited partner and to allow limited partners access to the books and records of the Lancer Fund.

41. By failing to provide an annual audited financial statement for the year ending December 31, 2001 and by providing only limited access to the books and records of the Lancer Fund, including the certificate and schedule listing the limited partners, Defendants have breached the Partnership Agreement.

42. As a result of the Defendants' breach of the Partnership Agreement, Plaintiff has been forced to incur costs in protecting its rights and interests under the Agreement, and suffered other monetary damages as a result of being unable to verify information relating to the Partnership.

43. Plaintiff is therefore entitled to recover damages in an amount to be determined at trial to compensate it for losses arising out of Plaintiff's efforts to gain access to the books and records of the Lancer Fund.

Prayer for Relief

WHEREFORE, Morgan Stanley Alternative Investment Partners LP respectfully requests that the Court grant an order and judgment in favor of Plaintiff:

A. Declaring that Defendants have breached the Partnership Agreement and violated Section 34-18 of the Act;

B. Ordering Defendants to provide Plaintiff within 30 days with an audited financial statement for the Lancer Fund relating to the year ending December 31, 2001;

C. Ordering Defendants to provide Plaintiff immediate and complete access to the Lancer Fund's books and records, as well as the certificate and schedule listing the limited partners, and to provide Plaintiff with true and all information regarding all actions and circumstances affecting the Lancer Fund, in accordance with the provisions of the Partnership Agreement and the Act;

D. Awarding to Plaintiff damages in an amount to be determined at trial;

E. Awarding such other and further relief as the Court deems just and proper, together with the cost and expenses of this action, including attorneys' fees and disbursements.

PLAINTIFF,
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP

By: ______________________
Kathleen D. Warner
For: DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Tel.: (203) 977-7300
Fax: (203) 977-7301
Juris No. 14230
Their Attorneys

Of Counsel:
Joseph P. Moodhe
DEBEVOISE & PLIMPTON
919 Third Avenue
New York, NY 10022
(212) 909-6000

VERIFICATION

Jerome Baesel, individually and as Managing Director of Morgan Stanley Alternative Investment Partners LP, being duly sworn, deposes and says that he has reviewed the allegations of the foregoing complaint and finds them to be true and correct and that he is duly authorized by plaintiff Morgan Stanley Alternative Investment Partners LP to make this verification upon oath.

Jerome Baesel

Sworn to and subscribed
before me this 22 day of January 2003

Notary Public

Janet S. Mayo
MY COMMISSION # CC990665 EXPIRES
October 18, 2003
BONDED THRU TROY FAIN INSURANCE INC.

21457087v1

VERIFICATION

Jerome Baesel, individually and as Managing Director of Morgan Stanley Alternative Investment Partners LP, being duly sworn, deposes and says that he has reviewed the allegations of the foregoing complaint and finds them to be true and correct and that he is duly authorized by plaintiff Morgan Stanley Alternative Investment Partners LP to make this verification upon oath.

Jerome Baesel

Sworn to and subscribed
before me this 22 day of January 2003

Notary Public

Janet S. Mayo
MY COMMISSION # CC990665 EXPIRES
October 18, 2003
BONDED THRU TROY FAIN INSURANCE, INC.

21457087v1

EXHIBIT A

LIMITED PARTNERSHIP AGREEMENT

of

LANCER PARTNERS, LIMITED PARTNERSHIP

AGREEMENT made as of the 24th day of November, 1997, by and between LANCER MANAGEMENT GROUP II, LLC (the "General Partner"), with an address at 980 Post Road East, Westport, Connecticut 06880 and the undersigned limited partners appearing on Schedule "A" hereto, which Schedule A shall be amended from time to time to reflect the admission and withdrawal of limited partners (collectively, the "Limited Partners").

ARTICLE I

General Provisions

Section 1.01 **Formation.** The parties hereto hereby form LANCER PARTNERS, LIMITED PARTNERSHIP. as a limited partnership (the "Partnership") pursuant to the provisions of the Connecticut Uniform Limited Partnership Act ("CTULPA").

Section 1.02 **Partnership Name.** The name of the Partnership is and shall be Lancer Partners, Limited Partnership.

Section 1.03 **Purpose.** The purpose of the Partnership is to serve as a fund through which the assets of its Partners may be utilized in investing and trading in securities of every kind and nature and rights and options relating thereto.

Section 1.04 **Place of Business.** The principal place of business of the Partnership shall be at 980 Post Road East, Westport, Connecticut 06880 or elsewhere within or outside the State of Connecticut as the General Partner may from time to time determine.

Section 1.05 **Fiscal Year and Fiscal Period.** The fiscal year of the Partnership shall end on December 31 of each year, which fiscal year may be changed by the General Partner (hereinafter called the "Fiscal Year"). The term Fiscal Period shall mean any one or more of the following (a) the period from the first day of the Fiscal Year to the last day of the third month of the Fiscal Year, (b) the period from the first day of the fourth month of the Fiscal Year to the last day of the sixth month of the Fiscal Year, (c) the period from the first day of the seventh month of the Fiscal Year to the last day of the ninth month of the Fiscal Year; (d) the period from the first day of the tenth month of the Fiscal Year to the last day of the Fiscal Year and (e) such other periods as may be designated from time to time as a Fiscal Period by the General Partner.

Section 1.06 **Term of Partnership.** The Partnership shall continue until December 31, 2044, unless dissolved on the last day of a particular Fiscal Year as hereinafter provided or otherwise terminated as provided in Section 13.01 below.

ARTICLE II

Names of Partners; Admission of Partners

Section 2.01 **Names of Partners.** Lancer Management Group II, LLC is the General Partner and the name of each Limited Partner is set forth on Schedule A. The General Partner and Limited Partners of the Partnership at any time and from time to time are referred to as the General Partner and Limited Partners, respectively, and are collectively referred to as the Partners.

Section 2.02 **Admission of Partners.** Additional Partners may be admitted to the Partnership at other times as provided in ARTICLE VIII below. In connection with the admission of a Partner to the Partnership, such Partner shall, in advance of such admission and as a condition thereto, sign a copy of this Agreement. Upon the admission of a Limited Partner, the Initial Limited Partner listed on the signature page hereof shall withdraw from the Partnership.

ARTICLE III

Management

Section 3.01 **Management of Partnership.** The Limited Partners shall take no part in the management or control of the Partnership business and shall have no authority to act for or bind the Partnership. The General Partner shall have the sole and exclusive power, discretion and authority regarding the making of investments on behalf of the Partnership as limited by Section 3.05 and of exercising the powers set forth in Section 3.02. The General Partner shall devote so much of its time and efforts to the affairs of the Partnership as may in its judgment be necessary to accomplish the purposes of the Partnership. Nothing herein contained shall prevent the General Partner or any other Partner from conducting any other business including any business with respect to securities. The General Partner and Limited Partners are not prohibited from buying or selling securities for their own accounts, including the same securities as are purchased, sold or held by the Partnership, but the General Partner shall not buy securities from or sell securities to the Partnership without the written consent of all the Partners.

It is the present intention of the General Partner to allocate the capital of the Partnership primarily among securities and other investments of any nature or kind which are publicly traded including, but not limited to, the purchase and sale of stocks, bonds, debentures, options on stocks, preferred stock, convertible securities and such other financial instruments as the General Partner deems appropriate. The General Partner shall select investments and shall invest the funds of the Partnership from time to time as the General Partner deems appropriate.

Section 3.02 **Powers of the General Partner.** Without in any way intending to limit the powers of the General Partner, the General Partner shall have the following powers on behalf of the Partnership:

(a) As provided in Section 3.01, to allocate all of the assets of the Partnership among securities, domestic and foreign, to be selected by the General Partner, including but not limited to the right to:

(i) purchase, hold and sell securities and rights therein of any kind or nature;

(ii) purchase, hold, sell and otherwise deal in put and call options, monetary instruments and any combinations thereof and other financial instruments of any nature or kind; and

(iii) maintain margin accounts with brokers, to pledge securities for loans and, in connection with any such pledge, to effect borrowings from brokers or banks in such amounts as may be determined from time to time.

(b) To do any act or execute any agreement of any nature necessary to pursue the business of the Partnership in accordance with the provisions of this Agreement and all applicable Federal, state and local laws and regulations.

(c) To acquire and enter into any contract of insurance that the General Partner deems necessary or appropriate for the protection of the Partnership and the General Partner or for any purpose convenient or beneficial to the Partnership.

(d) To employ persons, whether full-time or part time, in the operation and management of the business of the Partnership, on such terms and for such compensation as the General Partner shall determine.

(e) To open accounts, deposit and maintain funds in the name of the Partnership in banks or savings and loan associations and to temporarily invest such funds in United States government bonds or other short-term interest bearing instruments, provided, however, that the Partnership funds shall not be commingled with the funds of any other person or entity.

(f) To cause the Partnership to make or revoke any of the elections referred to in Section 754 of the Internal Revenue Code of 1986, as amended (the "Code"), or any similar provision enacted in lieu thereof.

(g) To select as its accounting year the period ending December 31 or other Fiscal Year as is permitted by the Internal Revenue Service ("IRS").

(h) To engage accountants, attorneys, investment managers, and other consultants and advisors.

(i) To establish and maintain, for the conduct of Partnership affairs, at least one office in the State of Connecticut, and in connection therewith, rent or acquire office space and do such other acts as may be deemed necessary or advisable in connection with maintenance or administration of such office.

(j) To amend this Agreement to reflect the addition or substitution of Limited Partners, in accordance with the terms hereof, or the reduction of Capital Accounts (as hereinafter defined) upon the return of capital to Partners.

(k) To require a provision in all Partnership contracts that the General Partner shall not have any personal liability therefor, but that the person or entity contracting with the Partnership is to look solely to the Partnership and its assets for satisfaction.

(l) To purchase and sell Partnership assets at such price or amount for cash, securities or other property and upon such terms as are deemed in the General Partner's absolute discretion to be in the best interests of the Partnership.

(m) To prepare, or cause to be prepared, and to execute, acknowledge and deliver any and all instruments to effectuate the business of the Partnership, including, but not limited to, annual and/or interim reports, a copy of which shall be delivered to each Partner, as provided in Sections 3.07 and 13.04 hereof.

(n) To establish such reserves as the General Partner shall, in its sole but reasonable discretion, deem appropriate to pay current and future, definite, contingent and possible obligations of the Partnership.

Section 3.03 **Actions of General Partner.** The General Partner is authorized to act individually on behalf of the Partnership and may execute all documents and instruments on behalf of the Partnership without requirement of the execution thereof by any other Partner. Third parties may rely on execution of any documents on behalf of the Partnership by the General Partner.

Section 3.04 **Liability and Indemnification.** The General Partner shall not be liable to the Partnership or the Limited Partners for any action taken or omitted to be taken in connection with the business or affairs of the Partnership so long as the General Partner has acted in good faith and is not found to be guilty of gross negligence or willful misconduct with respect thereto. It shall be conclusively presumed and established that the General Partner has acted in good faith if any action is taken, or not taken, by the General Partner on the written advice of legal counsel or other independent outside consultants.

The Partnership agrees to indemnify and hold harmless the General Partner from and against any and all claims, actions, demands, losses, judgments, penalties, fines, costs, damages, loss, threat of loss and expenses (including attorney's fees) as a result of any claim or legal proceeding related to any action taken or omitted to be taken in connection with the business and affairs of the Partnership (including the settlement of any such claim or legal proceeding); provided, however, that the party against whom the claim is made or legal proceeding is directed is not guilty of gross negligence or willful misconduct as determined by a court of competent jurisdiction. Any indemnity under this Section shall be paid from and to the extent of Partnership assets only and only to the extent that such indemnity does not violate applicable Federal and state laws.

Section 3.05 **Absolute Restrictions.** The General Partner shall not authorize the transfer of any Partner's interest in the Partnership (hereinafter individually "Partnership Interest" and collectively, "Partnership Interests") if the result of said transfer will be a sale or exchange of more than fifty (50%) percent of the Partnership Interests within a twelve (12) month period or if it would otherwise materially affect the income benefits anticipated by the Limited Partners.

The General Partner shall not do any act, whether of omission or commission, that would make it impossible to carry on the normal business of the Partnership (other than a sale at arm's length of all or any portion of the Partnership's assets to which the Limited Partners hereby consent).

The General Partner shall not confess judgment against the Partnership or authorize anyone to confess judgment against the Partnership.

The General Partner shall not enter into any agreement on behalf of the Partnership that exposes any other Partner to any liability unless such other Partner consents in writing thereto.

Section 3.06 **No Prohibition Against Other Business Ventures.** The General Partner may engage and hold interests in other business ventures of every kind and description for its own account including, without limitation, other investment entities similar to the Partnership, whether such business ventures are in direct or indirect competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein.

Section 3.07 **Duty to Keep Books, Financial and Tax Reports.** At all times during the existence of the Partnership, the General Partner shall keep full and true books of account on the accrual basis, in which shall be entered fully and accurately each transaction of the Partnership. The General Partner has the power, in its sole discretion, to delegate the administrative bookkeeping functions relating to the Partnership to an agent, which may be the Partnership's accountants. Such books, together with a certified copy of the Certificate of Limited Partnership and any amendments thereto ("Certificate"), shall at all times be maintained at the principal office of the Partnership, and open to reasonable inspection and examination by the Partners, during normal business hours upon prior written notice. Any such inspection must be in good faith without any intent to damage the Partnership or any of its Partners in any manner.

The General Partner shall cause to be prepared and distributed to each Partner as soon as practicable following the end of each Partnership Fiscal Year an audited annual financial statement prepared in accordance with generally accepted accounting principles, consistently applied. The General Partner shall also cause to be prepared by an independent certified public accountant on an accrual basis and shall file all Federal, state and local income, franchise, gross receipts, payroll and other tax returns that the Partnership is obligated to file. Copies of all Partnership tax returns, information returns or reports shall be available to all Partners as soon as practicable after the close of the Partnership Fiscal Year at the principal office of the Partnership. Copies of Schedule K-1 of the Partnership Tax Return (Form 1065) shall be distributed to all Partners as soon as practicable after the end of the Partnership Fiscal Year.

Section 3.08 **Section 754 Change in Basis**. In the event of a transfer or withdrawal (in accordance with the provisions of this Agreement) of all or part of the Partnership Interest of any Limited Partner, the General Partner may, in the case of a transfer, adjust that Limited Partner's basis in the Partnership and, in the case of a withdrawal, the basis in the Partnership of all remaining Partners for Federal income tax purposes, pursuant to Section 754 of the Code.

ARTICLE IV

Resignation; Prohibition Against Transfer; Continuation of Partnership; and Substitution of General Partner

Section 4.01 **General Partner Resignation and Involuntary Withdrawal; Prohibition Against Transfer by General Partner**. The General Partner shall not be permitted to voluntarily withdraw or resign as a General Partner except upon no less than thirty (30) days prior written notice to all Limited Partners. In the event of death, insanity, disability or other incompetency of the General Partner or if a voluntary or involuntary petition for bankruptcy shall be filed by or against the General Partner or the General Partner shall make any assignment for the benefit of creditors (collectively, "Involuntary Withdrawal"), the General Partner or the General Partner's trustee, receiver or assignee shall become inactive in the affairs of the Partnership, shall have none of the rights and powers of a General Partner hereunder, shall have no authority to act on behalf of the Partnership or have any voice in the management and operation of the Partnership. The General Partner shall not assign, transfer, sell, mortgage or otherwise encumber or transfer its Partnership Interest except to the extent that the General Partner remains a General Partner and the transfer is otherwise permitted under the CTULPA.

Section 4.02 **<u>Continuation of Partnership; Appointment of Substitute General Partner by Limited Partners</u>**. If an event as set forth in Section 13.01(b) below occurs, the Limited Partners shall have the right, within ninety (90) days after such event by: (i) affirmative vote of each of the Limited Partners, to continue the Partnership and appoint a substitute General Partner; or (ii) affirmative vote of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners, to continue the Partnership with any remaining General Partner; in either event the Partnership shall not dissolve and shall continue its existence. If the Limited Partners elect to continue the Partnership, a favorable opinion of counsel is required to the effect that the Partnership will continue to be a partnership for Federal income tax purposes.

Section 4.03 **<u>Substitute General Partner Requirements</u>**. Any substitute General Partner shall execute and acknowledge any and all instruments that are necessary or appropriate to effect the admission of any such person or entity as a substitute General Partner, including, without limitation, the written acceptance and adoption by such person of the provisions of this Agreement and an amendment of the Certificate. Any successor to such office of General Partner shall have all of the rights (except as expressly provided to the contrary herein) powers and obligations that the General Partner possessed prior to its withdrawal from the Partnership.

ARTICLE V

Status, Rights, Powers and <u>Voting Rights of Limited Partners</u>

Section 5.01 **<u>Limited Liability</u>**. A Limited Partner, or a substitute or Additional Limited Partner, shall not be personally liable or bound for the expenses, liabilities or obligations of the Partnership beyond the amount of such Partner's Capital Contributions (as defined below) as required by Schedule A annexed hereto.

Section 5.02 **<u>Capital Contributions</u>**. No Limited Partner shall be entitled to a return of such Limited Partner's Capital Contribution or any portion thereof except as set forth in ARTICLE VII below and no time has been agreed upon for the return of any Partner's Capital Contribution except as herein provided.

Each Limited Partner, if such Limited Partner receives a return of all or any part of such Limited Partner's Capital Contribution, may to the extent provided for in the CTULPA be liable to the Partnership for an amount equal to such returned contribution, without interest.

Section 5.03 **<u>Liability of Limited Partner</u>**. No Limited Partner shall be obligated to provide any contributions to the capital of the Partnership in addition to those specified in Section 9.02 of this Agreement.

No Limited Partner shall be obligated to make any loan to the Partnership.

Section 5.04 **Rights of Limited Partners to Inspect Books, Records, and Partnership Documents.** Each Limited Partner shall have the same right as the General Partner (except to the extent limited by Section 3.07) to inspect and copy the Partnership's books and records upon prior written notice at any reasonable time and at such Limited Partner's sole cost and expense, and to receive on demand true and full information regarding all transactions and circumstances affecting the Partnership, and a formal account of the Partnership's affairs whenever circumstances render it just and reasonable. Pursuant to Section 34-10d of the CTULPA, the General Partner shall not be required to deliver a copy of the Certificate or any other certificate referred to therein to any Limited Partner unless a specific request therefor is made by such Limited Partner.

Section 5.05 **No Restriction on Other Activities.** A Limited Partner may engage and hold interests in business ventures of every kind and description for such Limited Partner's own account including, without limitation, business ventures which are, directly or indirectly, in competition with the Partnership and whether the Partnership or any of the Partners also has an interest therein. Neither the Partnership nor any of the Partners shall have any rights in such independent business ventures by virtue of this Agreement.

Section 5.06 **Voting Rights.** In addition to the rights to vote conferred upon the Limited Partners elsewhere in this Agreement, the Limited Partners shall have the right to vote upon the following matters affecting the basic structure of the Partnership. In order to become an act of the Partnership, all such matters voted upon as described in Section 5.06(a) below shall require the written consent of each of the Limited Partners and all such matters voted upon as described in Section 5.06(b) below shall require the written consent of Limited Partners owning more than fifty (50%) percent of the Interests of the Limited Partners:

(a) Except as otherwise provided herein, the appointment of an additional or substitute General Partner, and the terms and conditions (other than those set forth in this Agreement) for the admission of an additional or substitute General Partner.

(b) Amendment or modification of the Certificate and/or this Agreement other than an amendment to admit Additional or Substitute Limited Partners and to withdraw Limited Partners.

Section 5.07 **Constructive Consent by Limited Partners.** Except with respect to the appointment of an additional or substitute General Partner pursuant to Section 5.06(a) above and the election to continue the Partnership pursuant to Section 4.02 above, in the event the General Partner requires the consent of the Limited Partners in order to take action, and written notice of such action is mailed to such Limited Partners (certified mail, return receipt requested) those Limited Partners not affirmatively objecting in writing within thirty (30) days after such notice is mailed, shall be deemed to have consented to the proposed action set forth in the General Partner's notice.

Section 5.08 **Rights as to Dissolution.** Except as otherwise provided for in the CTULPA, the Limited Partners shall have no right or power to cause the dissolution and winding up of the Partnership by court decree or otherwise or to withdraw or reduce their Capital Contributions, except as set forth in the Certificate and this Agreement. No Limited Partner shall have the right to bring an action for partition against the Partnership.

ARTICLE VI

General Partner's Fees and Partnership Expenses

Section 6.01 **General Partner's Fee.** The General Partner shall select investments and monitor their performance, investigate, select and deal with natural persons, business entities and others with whom the Partnership has business or other relationships or with whom having those relationships might be necessary or desirable; provide office space and office equipment, executive, clerical and secretarial personnel and services, and the use of accounting equipment; and prepare from time to time for submission to the Partners' reports concerning the business of the Partnership.

The General Partner will receive a quarter-annual management fee ("Basic Fee") of one-quarter (.25%) percent of the Partnership's Net Worth (as defined below) at the end of each quarter-annual Fiscal Period. Notwithstanding the above, the Basic Fee for the period or periods during which the offering remains open and for the first and last quarter-annual Fiscal Periods of the Partnership shall be calculated on the basis of the average daily total of Capital Accounts during such period. Accordingly, a pro rata Basic Fee will be charged to Partners on any amount permitted to be invested or withdrawn during any quarter-annual or semi-annual Fiscal Period, as applicable.

Section 6.02 **Partnership Expenses.** The Partnership will pay all of its accounting, legal and other operating expenses, including the expenses of the admission of the Limited Partners to the Partnership (collectively, "Administrative Expenses") for each calendar year up to a maximum of one (1%) percent of the Partnership's Net Worth at the end of each calendar year ("Expense Cap"). To the extent that the Administrative Expenses exceed the Expense Cap in any calendar year, the General Partner shall pay such excess Administrative Expenses either by charging its Capital Account or by making a direct payment, as determined by the General Partner in its sole discretion. The Expense Cap, however, does not apply to brokerage commissions and other trading and investment charges and fees which shall be paid by the Partnership.

ARTICLE VII

Withdrawals from Capital Account

Section 7.01 **Permissible Withdrawals.** A Partner may withdraw all or any part of such Limited Partner's Capital Account (as defined below) in the manner and to the extent provided in Section 7.02.

Section 7.02 **Withdrawal Procedure.** Any Partner may withdraw capital from such Partner's Capital Account after one (1) year from the date of such Partner's Initial Capital Contribution (as defined below) as of July 1st and January 1st of each calendar year, provided the Partner shall give written notice to the Partnership (which notice may be waived by the General Partner) of the Partner's intention to make such withdrawal not less than ninety (90) days prior thereto. All withdrawals shall be deemed made after the end of such Fiscal Period and prior to the commencement of the following Fiscal Period.

(a) A Limited Partner who requests a partial withdrawal of less than ninety-five (95%) percent of such Limited Partner's Capital Account balance shall be paid within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(b) A Limited Partner who is withdrawing from the Partnership shall be paid at least ninety-five (95%) percent of such Limited Partner's Capital Account balance within fifteen (15) days after the end of the Fiscal Period during which the required notice of withdrawal is received by the Partnership.

(c) The balance of a withdrawing Limited Partner's Capital Account shall be paid as soon as practicable after completion of the applicable interim unaudited financial statements by the Partnership for the June 30th Fiscal Period or the audit of the Partnership with respect to the Fiscal Year.

(d) The General Partner may require any Limited Partner to withdraw from the Partnership if the General Partner considers such withdrawal to be in the best interests of the Partnership or for any other reason. In such event, the General Partner shall give not less than three (3) days' written notice to the Limited Partner specifying the date of withdrawal. As soon as practicable thereafter, the withdrawing Limited Partner shall receive such Limited Partner's Capital Account balance as of the withdrawal date, subject to all appropriate adjustments pursuant to the provisions of this Agreement.

(e) In the event of the death of a Limited Partner, the deceased Limited Partner's interest shall continue at the risk of the Partnership business until the end of the then current Fiscal Year.

(f) All payments under this ARTICLE VII shall be made in cash or marketable securities or both, as the General Partner may in its discretion determine.

ARTICLE VIII

Additional Limited Partners

Section 8.01 **Future Issuance of Partnership Interests.** The General Partner may admit as of the first day of any Fiscal Period, or at any other time that the General Partner determines as additional Limited Partners ("Additional Limited Partners") persons who contribute cash and/or securities (valued at their full market value as determined by the General Partner) for Partnership Interests ("Capital Contributions"). Any Capital Contribution received within the first five (5) business days of any Fiscal Period will be deemed made as of the beginning of such Fiscal Period. As to any Capital Contribution received more than five (5) business days after the beginning of any Fiscal Period, the General Partner, in its sole discretion, shall have the option to (a) deem such Capital Contribution to have been made as of the beginning of such Fiscal Period, or (b) place such Capital Contribution in an interest bearing account until the next Fiscal Period. If option (b) is selected by the General Partner, any interest earned thereon shall be credited to the Additional Limited Partner's Capital Account. In the event that Additional Limited Partners are admitted pursuant to this Section, the General Partner shall end the prior Fiscal Period on the last day of the prior month and commence a new Fiscal Period on the date of the admission of the Additional Limited Partner and upon such admission, the Partnership interests shall be adjusted and reallocated based upon the Capital Accounts of the respective Partners.

ARTICLE IX

Capital Accounts, Capital Contributions Net Worth Adjustments and Taxable Income and Loss

Section 9.01 **Capital Accounts.** A Partner's "Capital Account" as of a particular date shall consist of the following:

(a) An amount equal to the Partner's Original Capital Contribution (as hereinafter defined);

(b) The increase, if any, to such account by reason of Additional Capital Contributions;

(c) The decrease, if any, to such account by reason of withdrawals from such Capital Account; and which have no public market shall be considered at such value as the General Partner may reasonably determine. Investment in partnerships, if any, shall be valued at their last reported value, updated by any interim valuations provided by such partnerships or by any other applicable valuation deemed reasonable by the General Partner. All such valuations shall be made as of the last trading day of the Fiscal Year (or Fiscal Period, as the case may be), and all values assigned to securities by the General Partner pursuant to this Section shall be final and conclusive as to all of the Partners.

(b) There shall be deducted the Basic Fee and properly accruable estimates of expenses for accounting, legal and other administrative services, subject to the Administrative Cap (whether performed therein or to be performed thereafter) and such reserves for contingent liabilities of the Partnership, including estimated expenses, if any, in connection therewith, as the General Partner shall determine; and

(c) The organizational expenses of the Partnership shall be amortized over a period of sixty (60) months or such shorter period as the General Partner shall select and, in computing the Net Worth of the Partnership, organizational expenses, shall be treated as an asset with a value equal to the unamortized amount thereof.

After the foregoing determinations have been made, a further calculation shall be made to determine the increase or decrease in Net Worth of the Partnership during the Fiscal Year (or Fiscal Period, as the case may be) just ended. The term "increase in Net Worth" shall be the excess of Net Worth at the end of any Fiscal Year (or Fiscal Period, as the case may be) over that of the preceding Fiscal Year (or Fiscal Period, as the case may be), after adjusting for interim capital contributions and withdrawals. The term "decrease in Net Worth" shall be the amount by which the Net Worth at the end of the Fiscal Year (or Fiscal Period, as the case may be) is less than the Net Worth of the Partnership as of the end of the preceding Fiscal Year (or Fiscal Period, as the case may be) after adjusting for interim capital contributions and withdrawals.

Section 9.06 **Allocation of Increase or Decrease in Net Worth (Net Income).**

9.06.01 The General Partner shall have allocated to its Capital Account net income of the Partnership (net increase in Net Worth) equal to twenty (20%) percent of the Partnership net income (on the accrual basis of accounting) ("General Partner Allocation") during each calendar year, in addition to the allocations of the balance of income and profits, or losses, to the General Partner based upon its Capital Account as set forth in Section 9.06.02.

In the event that the Partnership has a loss in any calendar year (net decrease in Net Worth), the income and profits on which the General Partner Allocation is based in subsequent calendar years shall be reduced by an amount equal to the loss until the aggregate reductions equal the amount of the loss.

9.06.02 Any net increase or decrease in Net Worth during any Fiscal Year (or Fiscal Period, as the case may be) shall be allocated as of the end of such Fiscal Year (or Fiscal Period, as the case may be), after allocation to the General Partner of the General Partner Allocation, to the Capital Accounts of all Partners in the proportions which each Partner's Capital Account bore to the sum of the Capital Accounts of all the Partners as of the beginning of such Fiscal Year (or Fiscal Period, as the case may be).

Section 9.07 **Allocation for Tax Purposes.**

9.07.01 Taxable income, losses and deductions of the Partnership for each year shall accrue to, and be borne by, the parties in proportion to their sharing of net increases or decreases in Net Worth, the allocations of various types of taxable income and losses likewise being as nearly as possible proportionate. The accountants will review for the Partnership the allocations and apportionments as may be appropriate with respect to Partners who are admitted to, or who withdraw from, the Partnership. With respect to transactions the tax consequences of which are reportable in a different taxable year than for financial accounting purposes in the determination of increase or decrease in Net Worth, the tax consequences of such transactions shall be allocated and apportioned to the parties in the same proportion as originally credited or charged to the parties for financial accounting purposes. Such transactions shall include, but not be limited to, unrealized capital gains or losses at the end of a Fiscal Year not reflected for tax purposes until received, paid or realized.

9.07.02 All allocations under this paragraph shall be made pursuant to the principles of Section 704 of the Code and in conformity with Treasury Regulations promulgated thereunder, or the successor provisions to such Section and Regulations.

9.07.03 All matters concerning the allocation of profits, gains and losses among the parties (including the taxes thereon) and accounting procedures not expressly provided for by the terms of this Agreement shall be determined by the General Partner in consultation with the accountants for the Partnership, whose determination shall be final and conclusive as to all of the parties.

Section 9.08 **Hot Issues.** The General Partner, in his sole and absolute discretion, shall have the authority to cause the Partnership to directly or indirectly participate in offerings of "hot issues" (i.e., offerings that trade above their offering price once secondary market trading begins). In the event that any Partner is a restricted person under the applicable rules of the National Association of Securities Dealers, Inc. ("NASD"), then the Partnership reserves the right to allocate any profits arising from "hot issues" trades away from such restricted Partner to the extent required by the rules of the NASD. To this end, any investment by the Partnership in a "hot issue" shall be made in a separate "hot issues" account. In such event, the General Partner shall be authorized to make an equitable adjustment to Capital Accounts for the fact that non-restricted Partners were receiving profits based in part on the capital of restricted Partners. Such adjustment may, in the sole and absolute discretion of the General Partner, and to the extent not prohibited by rules of the NASD, consist of (i) assessing an interest charge to the Capital Accounts of non-restricted Partners, in favor of the Partnership, in an amount deemed appropriate to compensate the Partnership for the use of capital by non-restricted Partners in connection with hot issue trades; (ii) specially allocating a portion of non-hot issue results of the Partnership from the non-restricted Partners to the restricted Partners; or (iii) such other adjustment as the General Partner considers equitable and is not inconsistent with the rules of the NASD.

ARTICLE X

Transfers of, and Restrictions on Transfers of, Partnership Interests of Limited Partners

Section 10.01 **Restrictions on Transfer of Partnership Interests of Limited Partners.**

10.01.01 Except for transfers by will or intestate succession, no Limited Partner may offer, sell, transfer, assign, exchange, hypothecate or pledge, or otherwise dispose of or encumber (hereinafter collectively, "Transfer" or "Transferred"), in whole or in part, such Limited Partner's Partnership Interest without the consent of the General Partner, which may be given or withheld in its sole discretion.

10.01.02 No Limited Partner may Transfer, in whole or in part, such Limited Partner's Partnership Interest if such Transfer, would cause the termination of the Partnership for Federal income tax purposes, and any purported Transfer, that would cause the termination of the Partnership for Federal income tax purposes shall be void ab initio. Counsel for the Partnership shall give its written opinion to the General Partner as to whether any contemplated Transfer would cause the termination of the Partnership for Federal income tax purposes and the General Partner shall be entitled to rely conclusively upon such opinion in determining whether such Transfer would cause the termination of the Partnership and whether consent to such disposition should be given.

10.01.03 No Transfer of any Partnership Interest of a Limited Partner may be made unless the General Partner shall have received a written opinion of counsel satisfactory to the General Partner that such proposed Transfer: (i) may be effected without registration of the Partnership Interest being made under the Securities Act of 1933, as amended; and (ii) may be effected without violating any applicable state securities or "Blue Sky" law (including investment suitability standards).

10.01.04 In no event shall the Partnership Interest of a Limited Partner or any portion thereof be Transferred to a minor or incompetent, unless by will or intestate succession.

Section 10.02 **Admission of Substitute Limited Partner.**

10.02.01 Subject to the provisions of this ARTICLE X, an assignee of the Partnership Interest of a Limited Partner (which shall be understood to include any purchaser, transferee, donee or other recipient of any disposition of such Partnership Interest) shall be deemed admitted to the Partnership as a Limited Partner only upon the satisfactory completion of the following:

(i) consent of the General Partner shall have been given, which consent may be evidenced by a written consent executed by the General Partner or by the execution by the General Partner of an amendment, if required, to the Certificate evidencing the admission of such person as a Limited Partner;

(ii) the assignee shall have accepted and agreed to be bound by the terms and provisions of this Agreement (as it may be amended from time to time) by executing a counterpart hereof and shall have expressly assumed all of the obligations of the assignor hereunder, and shall have executed such other documents or instruments as the General Partner may require in order to effect the admission of such person as a Limited Partner;

(iii) an amendment to the Certificate, if required by Connecticut law, evidencing the admission of such person as a Limited Partner shall have been filed;

(iv) the assignee shall have delivered a letter containing a representation that the assignee's acquisition of the Partnership Interest is made as a principal for the assignee's own account, for investment purposes only and not with a view to the resale or distribution of such Partnership Interest, and that the assignee will not Transfer such Partnership Interest or any fraction thereof to anyone who does not similarly so represent and warrant;

(v) if the assignee is a corporation, the assignee shall have provided to the General Partner evidence satisfactory to counsel for the Partnership of its authority to become a Limited Partner under the terms and provisions of this Agreement;

(vi) the assignee shall have executed a power of attorney containing the terms and provisions set forth in ARTICLE XII;

(vii) the assignee shall have complied with all applicable governmental rules and regulations, if any; and

(viii) the assignee is an Accredited Investor (as such term is defined in Rule 501 promulgated under the Securities Act of 1933, as amended) and completes a questionnaire provided by the General Partner certifying that the assignee is an Accredited Investor.

10.02.02 The General Partner shall cooperate with the person or entity seeking to become a Substitute Limited Partner by preparing the documentation required by this Section 10.02 and making all official filings and publications as promptly as possible after the satisfaction by such person or entity of the conditions in this ARTICLE X to the admission of such person or entity as a Limited Partner of the Partnership. All expenses in connection herewith shall be paid by the person or entity seeking to become a Substitute Limited Partner.

Section 10.03 **Rights of Assignee of Partnership Interest.**

10.03.01 Subject to the provisions of Section 10.01, and except as required by operation of law, the Partnership shall not be obligated for any purposes whatsoever to recognize the assignment by any Limited Partner of such Limited Partner's Partnership Interest until the Partnership has received notice thereof.

10.03.02 Any person or entity who is the assignee of all or any portion of the Partnership Interest of a Limited Partner, but who has not become a Substitute Limited Partner, and desires to make a further disposition of such Partnership Interest, shall be subject to all the provisions of this ARTICLE X to the same extent and in the same manner as any Limited Partner desiring to make a disposition of his Partnership interest.

10.03.03 If a Limited Partner Transfers all or a portion of such Limited Partner's Partnership Interest, involuntarily, by operation of law or voluntarily, without the consent required by this ARTICLE X, the transferee or assignee shall be entitled only to receive that proportion of Profit and Loss, and any distribution of Partnership assets, attributable to the Partnership Interest acquired by reason of such disposition from and after the effective date of such disposition, and only upon notification of same to the General Partner.

Section 10.04 **Effect of Bankruptcy, Death or Incompetence of a Limited Partner.** The bankruptcy of a Limited Partner or an adjudication that a Limited Partner is incompetent (which term shall include, but not be limited to, insanity), shall not cause the termination or dissolution of the Partnership and the business of the Partnership shall continue. If a Limited Partner becomes bankrupt, the trustee or receiver of such Limited Partner's estate or, if a Limited Partner dies, such Limited Partner's executor, administrator or trustee, or, if such Limited Partner is adjudicated incompetent, such Limited Partner's committee, guardian or conservator, shall have the rights of such Limited Partner for the purposes of settling or managing such Limited Partner's estate or property and such power as the bankrupt, deceased or incompetent Limited Partner possessed to dispose of all or any part of such Limited Partner's Partnership Interest and to join with any assignee in satisfying conditions precedent to the admission of the assignee as a Substitute Limited Partner. Upon the death of a Limited Partner, the rights and obligations in respect to such Limited Partner's interest are set forth at Section 7.02.

Section 10.05 **Attachment by Creditors.** If a Partnership Interest is subjected to attachment by a creditor, or is assigned for the benefit of any creditor, the Partnership Interest obtained by such creditor shall be only that of an assignee, and in no event shall such creditor have the rights of a Substitute or Additional Limited Partner.

ARTICLE XI

Representations and Warranties

Section 11.01 **Limited Partners.** Each Limited Partner represents and warrants to and covenants with the Partnership and every other Partner as follows:

11.01.01 That such Limited Partner will promptly, upon request by the General Partner, provide all financial data, personal information, documents, reports, certifications or other information necessary or appropriate to enable the Partnership to apply for and obtain an exemption from the registration provisions of applicable law and any other information required by governmental agencies having jurisdiction over the Partnership.

11.01.02 That there is no misrepresentation contained in the Subscriber Questionnaire completed by such Limited Partner.

11.01.03 If such Limited Partner is a corporation, trust, partnership or other entity, that the officer, trustee, partner or other party, as applicable, signing on its behalf has been duly authorized to execute and deliver this Agreement and the Certificate.

Section 11.02 **General Partner.** The General Partner hereby represents and warrants to the Partnership and to the Limited Partners as follows:

11.02.01 That no commitments or obligations that would bind the Partnership have been entered into except as disclosed in the Memorandum.

11.02.02 That to the best of the General Partner's knowledge, no material default by the General Partner or the Partnership (or event which, with the giving of notice or the passage of time or both, would constitute a default) has occurred under any agreement affecting the Partnership or its assets.

11.02.03 That the General Partner has no actual knowledge of any claim, litigation, investigation, legal action or other proceeding in regard to liens affecting the Partnership or its assets; and that to the best of the General Partner's knowledge, no such claim, litigation, investigation, legal action or other proceeding is threatened before any court, commission, administrative body or other authority.

ARTICLE XII

Special Power of Attorney

Section 12.01 **Execution and Content.** At the request of the General Partner, each Limited Partner shall execute and deliver to the General Partner a Special Power of Attorney, in the form prescribed by the General Partner, pursuant to which the General Partner and its successors as General Partner (hereinafter referred to as "Special Attorney"), are constituted and appointed as the attorneys-in-fact for such Limited Partner with power and authority to act in such Limited Partner's name and on such Limited Partner's behalf to execute, acknowledge, swear to and file documents necessary or appropriate to the conduct of Partnership business, which will include, but not be limited to, the following:

12.01.01 The Certificate and this Agreement, as well as amendments thereto as required by the laws of any state.

12.01.02 Any other certificates, instruments and documents, including fictitious name certificates, as may be required by, or may be appropriate under, the laws of any state.

12.01.03 Any documents that may be required to effect the continuation of the Partnership, the admission of an Additional or Substitute Limited Partner, the withdrawal of a Limited Partner, or the dissolution and termination of the Partnership, provided such continuation, admission or dissolution and termination are in accordance with the terms of the Certificate and this Agreement.

Section 12.02 **Procedural Aspects**. The power of attorney to be granted by each Limited Partner to the Special Attorney:

12.02.01 Is a Special Power of Attorney, coupled with an interest, and is accordingly irrevocable.

12.02.02 May be exercised by the Special Attorney for each Limited Partner by listing all of the Limited Partners executing any instrument with a single signature of such Special Attorney acting as attorney-in-fact for all of them.

12.02.03 Shall survive the delivery of an assignment by a Limited Partner of the whole or any portion of such Limited Partner's Partnership Interest; except that where the assignee has been approved in accordance with the provisions of this Agreement for admission to the Partnership as a Substitute Limited Partner, the Special Power of Attorney shall survive the delivery of such assignment for the sole purpose of enabling the Special Attorney to execute, acknowledge and file any instrument necessary to effect such substitution.

ARTICLE XIII

Dissolution and Liquidation

Section 13.01 **Dissolution.** The Partnership shall be dissolved upon the earliest to occur of:

(a) The expiration of its term on December 31, 2044;

(b) The retirement, withdrawal or Involuntary Withdrawal of the General Partner or any other event that results in such entity or person ceasing to be a General Partner unless the remaining Limited Partners agree in writing, within ninety (90) days after such event, to continue the Partnership with an existing or substitute qualified General Partner pursuant to and in accordance with the terms and conditions set forth in ARTICLE IV hereof;

(c) An election to dissolve the Partnership made in writing by all Partners; or

(d) The distribution, pursuant to this Agreement, of the proceeds of the sale, exchange or other disposition of all or substantially all of the assets of the Partnership.

Section 13.02 **Liquidation**. Upon the dissolution of the Partnership, the Liquidators, namely (1) the General Partner or, if there is no remaining General Partner, (2) (a) the person or persons previously designated by the General Partner in a duly acknowledged written instrument or (b) if the General Partner has not made such a designation, the person or persons designated by Limited Partners owning a majority in interest of the Capital Accounts of all the Limited Partners, shall cause the cancellation of the Certificate of Limited Partnership, liquidate the assets of the Partnership, establish reserves for contingent liabilities and expenses of liquidation, apply and distribute the proceeds of such liquidation in the order of priority set forth herein and in the then existing CTULPA, and shall take all other steps necessary to wind up the affairs of the Partnership as promptly as practicable. To the extent reasonable, the business of the Partnership may continue to be conducted until liquidation is complete. For purposes hereof, the term "Liquidators" shall also include the trustees, receivers or other persons required by law to wind up the affairs of the Partnership. The Liquidators shall be entitled to the same indemnity and limitation of liability protection that is provided by the Partnership and Partners to the General Partner and to others performing services on behalf of the Partnership.

Section 13.03 **Distribution in Kind**. Notwithstanding the provisions of Section 13.02 hereof, if on dissolution of the Partnership the Liquidators shall determine that an immediate sale of part or all of the Partnership's assets would be impractical or would cause undue loss to the Partners, the Liquidators may, in their absolute discretion, either defer for a reasonable time the liquidation of any assets except those necessary to satisfy liabilities of the Partnership (other than those to Partners) or distribute to the Partners, in lieu of cash, as tenants in common and in proportion to their respective interests in the Partnership, undivided interests in such Partnership assets as the Liquidators deem not suitable for liquidation.

Section 13.04 **Final Statement.** As soon as practicable after the dissolution of the Partnership, a final statement of its assets and liabilities shall be prepared by the accountants for the Partnership and furnished to the Partners.

ARTICLE XIV

General Provisions

Section 14.01 **Address and Notices**. The address of each Partner for all purposes shall be the address set forth on the signature page of this Agreement or such other address of which the General Partner has received written notice. Any notice, demand or request required or permitted to be given or made hereunder shall be in writing and shall be deemed given or made when delivered in person or when sent to such Partner at such address by registered or certified mail, return receipt requested.

Section 14.02 **Titles and Captions.** All Article and Section titles and captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof.

Section 14.03 **Pronouns and Plurals.** Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms. The singular form of nouns, pronouns and verbs shall include the plural and vice versa.

Section 14.04 **Further Action.** The parties shall execute and deliver all documents, provide all information and take or forbear from taking all such action as may be necessary or appropriate to achieve the purposes set forth in this Agreement.

Section 14.05 **Applicable Law.** This Agreement shall be construed in accordance with and governed by the laws of the State of Connecticut.

Section 14.06 **Forum.** Any action or proceeding hereunder must be commenced and prosecuted in the Superior Court of the State of Connecticut, Fairfield County.

Section 14.07 **Binding Effect.** This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and assigns.

Section 14.08 **Integration.** This Agreement constitutes the entire agreement among the parties pertaining to the subject matter hereof, and supersedes all prior agreements and understandings pertaining thereto. No covenant, representation or condition not expressed in this Agreement shall affect or be deemed to interpret, change or restrict the express provisions hereof.

Section 14.09 **Amendment.** Except as otherwise expressly provided herein, this Agreement may be modified or amended only with the written approval of all Partners.

Section 14.10 **Creditors.** None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Partnership.

Section 14.11 **Waiver by Partner.**

14.11.01 Any Partner by notice to the General Partner may, but shall be under no obligation to, waive any of his or its rights or any conditions to his or its obligations hereunder, or any duty, obligation or covenant of any other Partner.

14.11.02 No such waiver shall affect or alter the remainder of this Agreement, but each and every covenant, agreement, term and condition hereof shall continue in full force and effect with respect to any other than existing or subsequent breach.

Section 14.12 **Rights and Remedies.**

14.12.01 The rights and remedies of any of the Partners hereunder shall not be mutually exclusive, and the implementation of one or more of the provisions of this Agreement shall not preclude the implementation of any other provision.

14.12.02 Each of the Partners confirms that damages at law may be an inadequate remedy for a breach or threatened breach of any provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy but nothing herein contained is intended to or shall limit or affect any rights at law or by statute or otherwise of any Partner aggrieved as against the other Partners for a breach or threatened breach of any provision hereof, it being the intention of this paragraph to make clear that the respective rights and obligations of the Partners hereunder shall be enforceable in equity as well as at law or otherwise.

Section 14.13 **Counterparts.** This Agreement may be executed in counterparts, all of which taken together shall constitute one agreement binding on all parties, notwithstanding that all the parties are not signatories to the original or the same counterpart. Each party shall become bound by the Agreement immediately upon affixing his or its signature hereto, independently of the signature of any other party.

Section 14.14 **Waiver of Partition.** Each Partner hereby waives any right to partition of the Partnership property.

IN WITNESS WHEREOF, this Agreement has been duly executed by the parties hereto as of the day and year first above written.

GENERAL PARTNER:

LANCER MANAGEMENT GROUP II, LLC

By: /s/ Michael Lauer
MICHAEL LAUER, Manager

INITIAL LIMITED PARTNER:

/s/ Robert G. Leonard
ROBERT G. LEONARD

11556-00002/631158.1

EXHIBIT B

Morgan Stanley

ALTERNATIVE INVESTMENT PARTNERS

October 2, 2002
Michael Lauer
Lancer Management Group
375 Park Avenue
New York, New York
Fax#: 212-521-8401

Inspection of Fund Books and Records

Dear Michael:

Further to our recent discussions, pursuant to Sections 5.04 and 3.07 of the Limited Partnership Agreement of Lancer Partners, Limited Partnership (the "Onshore Fund") and Section 67 of the International Business Companies Act of the British Virgin Islands governing Lancer Offshore, Inc. (together with the Onshore Fund, the "Funds"), Morgan Stanley Alternative Investment Partners is requesting access to the books and records of the Funds, including any and all information to which you have access regarding all transactions and circumstances affecting the Funds, for a period of time sufficient to complete our review, likely to last at least several weeks. We would expect this access to commence during the week of October 7, 2002. If we receive the December 31, 2001 audited financial statements of Lancer Partners, Limited Partnership together with the auditor's report before October 9, 2002, we may limit the scope of such inspection. Please acknowledge receipt of this request by signing below and returning a copy to my attention to our fax number 877-260-1197.

In addition, kindly forward to us as soon as possible the current Schedule A to the Limited Partnership Agreement of Lancer Partners, Limited Partnership as required on page 1 and Section 2.01 of the Limited Partnership Agreement.

Best regards,

R. Putnam Coes III
Chief Operating Officer
Morgan Stanley Alternative Investment Partners

Acknowledged and agreed as of the above written date.

By: ____________________
Name:
Title:

cc: Jennifer Anne Spiegel, Debevoise & Plimpton
Barry Fink, Morgan Stanley Investment Management
William Hunnicutt, Hunnicutt & Co, Inc. fax#: 212-752-3022

EXHIBIT C

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

October 10, 2002

BY FAX AND FEDEX

Robert G. Leonard, Esq.
Bryan Cave Robinson Silverman
245 Park Avenue
New York, NY 10167

Re: Lancer

Dear Mr. Leonard:

I write on behalf of Morgan Stanley and Morgan Stanley Alternative Investment Partners ("AIP"). I understand that you represent Lancer Partners, Limited Partnership (the "Lancer Fund") and Lancer Management Group II, LLC ("Lancer"). I attach a copy of a letter that Putnam Coes of Morgan Stanley AIP sent to Michael Lauer of Lancer on October 2, 2002. As you can see, we have requested prompt access to the books and records of the Lancer Fund, and we have also requested the schedule of limited partners of the Lancer Fund. Mr. Lauer has preliminarily indicated that he is not inclined to honor these requests. Certain Morgan Stanley AIP funds are limited partners of the Lancer Fund, and as such, we are entitled to both items under the Limited Partnership Agreement, Sections 3.07 and 5.04, and as Schedule A to the Agreement.

I am sure you can appreciate our need for as much information as possible in light of the fact that we have not received audited financials for December 31, 2001 from your client. We continue to hope that those financials will be forthcoming shortly, but as you must also be aware, we have certain obligations that we need to meet as investment advisers. In order to meet these obligations, we will consider all our options to enforce our rights. It is our view that the Limited Partnership Agreement is clear about our rights with respect to the requests that we have made. We ask that you discuss our requests with Mr. Lauer, and respond to us in writing by the close of business tomorrow.

Morgan Stanley

I appreciate your attention to this matter. I have tried to reach you by telephone, and remain willing to discuss this matter with you further. Please feel free to call me at (212) 762-8205.

Sincerely,

Soo-Mi Lee
Executive Director and Counsel

Enclosures

cc: R. Putnam Coes III, Morgan Stanley Alternative Investment Partners
Barry Fink, Morgan Stanley Investment Management
Natasha Kassian, Morgan Stanley Investment Management
Jennifer Anne Spiegel, Debevoise & Plimpton

RETURN DATE: FEBRUARY 18, 2003	)	SUPERIOR COURT
MORGAN STANLEY ALTERNATIVE INVESTMENT PARTNERS LP, Plaintiff,	)	JUDICIAL DISTRICT OF STAMFORD/NORWALK
- against -	)	AT STAMFORD
LANCER PARTNERS, LP, and LANCER MANAGEMENT GROUP II, LLC, Defendants.	)	January 28, 2003

MOTION TO FILE COMPLAINT AND MOTION FOR TEMPORARY MANDAMUS UNDER SEAL

Pursuant to Practice Book Section 11-20, Plaintiff Morgan Stanley Alternative Investment Partners LP ("AIP") hereby moves for an order sealing from public view the complaint and the motion for temporary mandamus. Such an order is necessary to preserve the parties' respective interest in its sensitive, confidential financial and other information and which interest overrides the public's interest in viewing such materials.

This action involves a demand by plaintiff for access to information concerning an investment fund, Lancer Partners, LP (the "Lancer Fund"), in which other funds managed by plaintiff have made substantial investments. Both the investment funds managed by plaintiff and the Lancer Fund comprise funds raised through private placements.

Plaintiff seeks to enforce contractual and statutory rights to inspect the Lancer Fund's books and to obtain information in order to assess its investments in the Lancer Fund. The complaint is based on contractual and statutory rights. However, public disclosure through third parties could be misinterpreted, leading to an adverse financial impact on the Lancer Fund and, correspondingly, on the investors in the Lancer Fund. That would be an inequitable and unintended result for all the investors, which could be avoided by an order sealing these proceedings. At the same time, the demand in the complaint for information is presently a matter of private interest peculiar to the parties hereto. Because of these circumstances, plaintiff anticipates that the defendants will join in this request once they appear.

Accordingly, plaintiff respectfully requests that the Court seal the Complaint and the Motion for Temporary Mandamus.

PETITIONER
MORGAN STANLEY ALTERNATIVE
INVESTMENT PARTNERS LP

By: ______________________
Kathleen D. Warner
For: DAY, BERRY & HOWARD
One Canterbury Green
Stamford, CT 06901-2047
Tel.: (203) 977-7300
Fax: (203) 977-7301
Juris No. 14230

Of Counsel:
Joseph P. Moodhe
DEBEVOISE & PLIMPTON
919 Third Avenue
New York, NY 10022
(212) 909-6000

ORDER

The foregoing motion having been presented to the Court, it is hereby ORDERED: GRANTED/DENIED.

BY THE COURT

____

JUDGE/Clerk

1221 Avenue of the Americas
New York, NY 10020

MorganStanley

October 10, 2002

BY FAX AND FEDEX

Robert G. Leonard, Esq.
Bryan Cave Robinson Silverman
245 Park Avenue
New York, NY 10167

Re: Lancer

Dear Mr. Leonard:

I write on behalf of Morgan Stanley and Morgan Stanley Alternative Investment Partners ("AIP"). I understand that you represent Lancer Partners, Limited Partnership (the "Lancer Fund") and Lancer Management Group II, LLC ("Lancer"). I attach a copy of a letter that Putnam Coes of Morgan Stanley AIP sent to Michael Lauer of Lancer on October 2, 2002. As you can see, we have requested prompt access to the books and records of the Lancer Fund, and we have also requested the schedule of limited partners of the Lancer Fund. Mr. Lauer has preliminarily indicated that he is not inclined to honor these requests. Certain Morgan Stanley AIP funds are limited partners of the Lancer Fund, and as such, we are entitled to both items under the Limited Partnership Agreement, Sections 3.07 and 5.04, and as Schedule A to the Agreement.

I am sure you can appreciate our need for as much information as possible in light of the fact that we have not received audited financials for December 31, 2001 from your client. We continue to hope that those financials will be forthcoming shortly, but as you must also be aware, we have certain obligations that we need to meet as investment advisers. In order to meet these obligations, we will consider all our options to enforce our rights. It is our view that the Limited Partnership Agreement is clear about our rights with respect to the requests that we have made. We ask that you discuss our requests with Mr. Lauer, and respond to us in writing by the close of business tomorrow.

Morgan Stanley

I appreciate your attention to this matter. I have tried to reach you by telephone, and remain willing to discuss this matter with you further. Please feel free to call me at (212) 762-8205.

Sincerely,

Soo-Mi Lee
Executive Director and Counsel

Enclosures

cc: R. Putnam Coes III, Morgan Stanley Alternative Investment Partners
Barry Fink, Morgan Stanley Investment Management
Natasha Kassian, Morgan Stanley Investment Management
Jennifer Anne Spiegel, Debevoise & Plimpton